UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 18, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**1-13508**	**63-0661573**
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

100 Colonial Bank Blvd.
Montgomery, Alabama 36117
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

Item 7.01   Regulation FD Disclosure.

Information regarding the registrant's earnings results for the quarter ended March 31, 2007 is furnished herein pursuant to Item 2.02 of this Current Report on Form 8-K and as Regulation FD Disclosure.

Item 9.01   Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Press Release Announcing First Quarter Earnings.
99.2	Presentation materials to be used in connection with Colonial BancGroup's conference call to be held on April 18, 2007.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

<center>SIGNATURE</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By   /s/   SARAH H. MOORE
            Sarah H. Moore
       Senior Executive Vice President
        and Chief Financial Officer

Date: April 18, 2007

<center>4</center>

Exhibit 99.1



PRESS RELEASE

For more information contact: **April 18, 2007**
Lisa Free
(334) 676-5105

COLONIAL BANCGROUP ANNOUNCES
FIRST QUARTER EARNINGS PER SHARE OF $0.43

FIRST QUARTER 2007 HIGHLIGHTS:

- Quarterly EPS of $0.43, up 2% over 1Q06

- Core noninterest income increased 11% over 1Q06

- Loans grew 3% over 1Q06, excluding the sale of $490 million of residential real estate loans in 1Q07

- Period end deposits grew 7% annualized over December 31, 2006 – noninterest bearing deposits grew 13% annualized

- Excellent credit quality—annualized net charge-offs were 0.06% of average loans

- The allowance for loan losses increased to 1.16% of loans – 525% of nonperforming assets

      MONTGOMERY, AL. - The Colonial BancGroup, Inc. Chairman, CEO and President, Robert E. Lowder, announced today that the Company earned $0.43 per diluted share for the quarter ended March 31, 2007, a 2% increase over the $0.42 earned for the same quarter of the previous year. Net income for the quarter was $65 million. "Taken as a whole, the Financial Services industry went on a roller coaster ride in the first quarter of 2007. I am pleased to report that Colonial's performance did <u>not</u> join that ride, and continues to reflect the results of our long time commitment to conservative lending to borrowers we know," said Mr. Lowder.

Specifically, net charge-offs were an annualized 0.06% of average loans in the first quarter, down from 0.12% for the fourth quarter of 2006 and 0.26% for the first quarter of 2006. Nonperforming assets were 0.22% of net loans at March 31, 2007 down two basis points from 0.24% at March 31, 2006 and up six basis points from 0.16% at December 31, 2006. "Colonial's credit quality has historically been measurably ahead of its southeastern peer average and the average of all FDIC insured commercial banks. The results at the end of the first quarter continue to reflect that trend," said Mr. Lowder. Consistent with its conservative approach, Colonial increased its allowance for loan losses as a percentage of total loans to 1.16%, up from 1.13% at December 31, 2006. The allowance represented 525% of nonperforming assets at March 31, 2007.

Mortgage warehouse assets ended the quarter at $4.1 billion in assets under management with $2 billion in interests sold to third-party commercial paper conduits. Total mortgage warehouse assets retained by Colonial decreased 11% from December 31, 2006 to $2.1 billion. "Colonial's mortgage warehouse lending customers include mortgage companies which originate primarily "A" paper. Credit quality remains excellent in Colonial's warehouse division. Our borrowers are experiencing no difficulty in selling their production in a timely fashion," said Mr. Lowder.

Net interest income was $181 million in the first quarter of 2007, a 2% decrease from the fourth quarter of 2006. Net interest margin contracted five basis points from the fourth quarter of 2006. "Net interest income continues to be impacted by our policy of accepting slower asset growth in return for dealing only with borrowers who meet our credit standards and the migration of customer deposits from low or no rate products to higher rate products. Having said that, it has always been Colonial's belief that flexibility is one of the keys to sound management, and utilizing that approach the Company has taken a number of steps to deal with the impact of margin compression on earnings. Examples of these steps are selling low yielding assets, redeeming high rate debt, introducing new deposit products such as remote deposit capture, focusing on fee income opportunities and continuing to emphasize strong expense controls," said Mr. Lowder.

2

At the end of the quarter, Colonial sold approximately $490 million of residential mortgage loans which had an average yield of 6.04%. Colonial recognized a pretax gain of $3.9 million on the sale of those mortgages. In February, Colonial redeemed $70 million of trust preferred securities with an interest rate of 8.92%. The debt was replaced with short term borrowings at lower rates. As previously announced, Colonial reduced its workforce by approximately 170 positions in January and incurred severance charges of $3 million. The benefit of the reduction in staffing is expected to be realized beginning in the second quarter of 2007.

Core noninterest income increased 11% over the first quarter of 2006. Retail banking fees, which consist primarily of deposit service charges, overdraft fees and electronic banking fees, increased 18% over the first quarter of 2006, while mortgage banking revenues from the origination and sale of fixed rate mortgages increased 10% over the first quarter of 2006. The financial planning services unit had a strong quarter, increasing revenues by 22% over the first quarter of 2006.

Noninterest expenses were well controlled in the quarter. Excluding the $3 million in severance and $429,000 of merger expenses related to the pending acquisition of Commercial Bankshares, Inc., noninterest expenses were approximately even with the fourth quarter of 2006.

Loans, excluding mortgage warehouse loans and the sale of $490 million of residential mortgage loans, grew 3% from March 31, 2006 and were even with December 31, 2006.

Period end deposits grew by $292 million, or 7% annualized, over December 31, 2006. Noninterest bearing checking accounts grew by 13% annualized over December 31, 2006. Average deposits, excluding brokered deposits, increased 5% over the first quarter of 2006 and 2% annualized over the fourth quarter of 2006.

3

In January, Colonial announced plans to acquire Commercial Bankshares, Inc. (Commercial) and its bank subsidiary Commercial Bank of Florida, headquartered in Miami, Florida. At March 31, 2007, Commercial had $1 billion in assets, $838 million in deposits and 14 locations in south Florida. "The acquisition of Commercial is reflective of our strategy to acquire high quality, well-run institutions which add convenience and enhance our revenue generating capability in our existing markets. Pending shareholder and regulatory approvals, we expect the merger to be completed by June 30, 2007," said Mr. Lowder.

Effective January 1, 2007, Colonial elected early adoption of Statements of Financial Accounting Standards (SFAS) Nos. 157 and 159, which permit the measurement of selected eligible financial instruments at fair value at specified election dates. The adoption of SFAS No. 159 is expected to provide Colonial with greater flexibility to extinguish high rate debt and to sell lower yielding assets which the Company anticipates will improve the Company's profitability for 2007 and in future periods.

Colonial BancGroup operates over 300 branches in Florida, Alabama, Georgia, Nevada and Texas with more than $23 billion in assets. The Company's common stock is traded on the New York Stock Exchange under the symbol CNB and is located online at www.colonialbank.com. In most newspapers, the stock is listed as ColBgp.

Colonial's management has scheduled a conference call on April 18, 2007 at 3 p.m. ET to discuss the earnings results for the first quarter. Individuals are encouraged to listen to the live webcast and view a slide presentation that will be available on Colonial's web site at www.colonialbank.com. The webcast will be hosted under "*Events and Presentations*" located under the "*Investor Relations*" section of the website. To participate in the Q&A session of the conference call, dial (800) 819-9193 (Domestic Toll-Free) or (913) 981-4911 (Toll International), (Leader: Lisa Free). A replay of the conference call will be available beginning at 6 p.m. ET on April 18, 2007 and ending at midnight on April 25, 2007 by dialing (888) 203-1112 (Domestic Toll-Free) or (719) 457-0820 (Toll International). The passcode for both numbers is 4679607.

This release includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this release are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this release or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry and from non-banks;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state regulatory changes;*

- *current and future litigation, regulatory investigations, proceedings or inquiries;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS (Unaudited)

Statement of Condition Summary (Dollars in millions)	Mar 31, 2007	Mar 31, 2006	% Change Mar 31, '06 to '07
Total assets	$23,073	$21,969	5%
Total loans, net:			
Mortgage warehouse loans	167	436	-62%
Loans, excluding mortgage warehouse loans	14,755	14,846	-1%
Total securities	3,394	2,869	18%
Non-time deposits	9,409	9,295	1%
Total deposits	16,383	15,855	3%
Shareholders' equity	2,084	1,947	7%

	Three Months Ended		
Earnings Summary (In thousands, except per share amounts)	Mar 31, 2007	Mar 31, 2006	% Change Mar 31, '06 to '07
Net Income:			
Net interest income	$180,830	$188,160	-4%
Provision for loan losses	2,250	12,342	-82%
Core noninterest income	46,240	41,501	11%
Securities, derivatives and debt gains(losses), net	3,044	4,228	-28%
Gain on sale of mortgage loans	3,850	—	NM
Gain on sale of Goldleaf	—	2,829	NM
Total noninterest income	53,134	48,558	9%
Noninterest expense excluding the following items:	130,291	125,861	4%
Merger related expenses	429	—	NM
Severance expense	3,025	—	NM
Total noninterest expense	133,745	125,861	6%
Income before tax	97,969	98,515	-1%
Income tax	32,722	33,495	-2%
Net Income	**$ 65,247**	**$ 65,020**	**0%**

EARNINGS PER SHARE:

Net Income			
Basic	$ 0.43	$ 0.42	2%
Diluted	$ 0.43	$ 0.42	2%
Average shares outstanding	152,309	153,968	
Average diluted shares outstanding	153,450	155,183	

KEY RATIOS:

Net interest margin	3.48%	3.86%	-10%
Book value per share	$ 13.63	$ 12.61	8%
Dividends paid per share	$ 0.1875	$ 0.1700	10%

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

Earnings Summary (Dollars in thousands, except per share amounts)	1st Qtr. 2007	4th Qtr. 2006	3rd Qtr. 2006	2nd Qtr. 2006	1st Qtr. 2006
Net interest income	$180,830	$184,468	$190,552	$192,087	$188,160
Provision for loan loss	2,250	3,400	1,450	4,950	12,342
Noninterest income:					
Service charges on deposit accounts	17,679	18,884	16,642	15,332	14,213
Electronic banking	4,401	4,356	4,470	4,279	4,107
Other retail banking fees	3,612	3,543	3,618	3,754	3,521
Retail banking fees	25,692	26,783	24,730	23,365	21,841
Financial planning services	3,822	3,316	3,944	3,665	3,129
Mortgage banking	3,187	3,706	3,154	3,783	2,897
Mortgage warehouse fees	6,955	6,935	6,105	6,021	6,262
Bank-owned life insurance	4,955	3,797	4,242	3,976	3,939
Goldleaf income	—	—	—	—	1,171
Other income	1,629	4,904	3,631	4,063	2,262
Core noninterest income	46,240	49,441	45,806	44,873	41,501
Securities, derivatives and debt gains(losses), net	3,044	388	156	—	4,228
Gain on sale of mortgage loans	3,850	—	—	—	—
Gain on sale of Goldleaf	—	—	—	—	2,829
Total noninterest income	53,134	49,829	45,962	44,873	48,558
Noninterest expense:					
Salaries and employee benefits	69,554	67,432	72,472	70,915	68,793
Severance expense	3,025	413	—	—	—
Occupancy expense of bank premises, net	18,505	18,210	17,188	16,406	15,534
Furniture and equipment expense	13,122	12,953	12,333	11,907	11,392
Professional services	4,767	5,398	4,340	4,917	4,435
Amortization of intangibles	3,051	3,050	3,051	3,051	3,057
Advertising	2,215	2,514	2,278	3,103	2,887
Merger related expenses	429	—	—	—	—
Other expense	19,077	20,559	20,323	20,927	19,763
Total noninterest expense	133,745	130,529	131,985	131,226	125,861
Income before tax	97,969	100,368	103,079	100,784	98,515
Income tax	32,722	34,125	35,047	34,266	33,495
Net Income	**$ 65,247**	**$ 66,243**	**$ 68,032**	**$ 66,518**	**$ 65,020**
Earnings per share - Diluted	**$ 0.43**	**$ 0.43**	**$ 0.44**	**$ 0.43**	**$ 0.42**
Selected ratios					
Return on average assets*	1.15%	1.16%	1.19%	1.21%	1.23%
Return on average equity*	12.91%	12.85%	13.51%	13.58%	13.44%
Efficiency ratio(1)	57.39%	55.55%	55.79%	55.31%	54.73%
Noninterest income(1)/ avg assets*	0.81%	0.86%	0.80%	0.82%	0.78%
Noninterest expense(1)/ avg assets*	2.27%	2.29%	2.33%	2.39%	2.34%
Net interest margin	3.48%	3.53%	3.64%	3.81%	3.86%
Equity to assets	9.03%	9.03%	9.03%	8.53%	8.86%
Tier one leverage	7.40%	7.81%	7.65%	7.90%	7.88%
Tangible capital ratio	6.31%	6.26%	6.20%	5.74%	5.94%

(1) These ratios utilize core noninterest income and noninterest expense excluding severance expense.
* Annualized

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CONDITION (Unaudited)

STATEMENTS OF CONDITION (Dollars in thousands)	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006	Mar 31, 2006
Assets:					
Cash and due from banks	$ 359,233	$ 425,148	$ 371,898	$ 393,945	$ 449,556
Interest bearing deposits in banks, federal funds sold	238,105	17,534	84,484	168,696	32,092
Securities purchased under agreements to resell - MWL	827,610	605,937	593,572	609,262	578,743
Securities purchased under agreements to resell - Other	500,000	—	—	—	—
Held to maturity securities	1,570	1,874	1,971	2,547	2,656
Securities available for sale	2,194,175	3,083,614	2,958,472	2,863,833	2,866,513
Trading securities	1,198,606	—	—	—	—
Loans held for sale	1,113,998	1,474,000	1,322,318	1,873,025	1,227,520
Total loans, net:					
Mortgage warehouse loans	166,552	281,693	282,985	371,787	436,248
Loans, excluding mortgage warehouse loans	14,754,924	15,197,196	15,232,710	15,174,136	14,845,657
Less: Allowance for loan losses	(172,602)	(174,850)	(176,117)	(177,139)	(173,632)
Loans, net	14,748,874	15,304,039	15,339,578	15,368,784	15,108,273
Premises and equipment, net	426,893	407,696	372,980	356,619	348,023
Intangible assets, net	671,282	674,333	677,383	680,477	683,234
Bank-owned life insurance	462,238	457,812	354,004	350,998	348,325
Accrued interest and other assets	330,263	332,262	335,903	342,647	323,603
Total Assets	$ 23,072,847	$ 22,784,249	$ 22,412,563	$ 23,010,833	$ 21,968,538
Liabilities and Shareholders' Equity:					
Noninterest bearing transaction accounts	$ 2,964,585	$ 2,869,845	$ 2,849,718	$ 3,639,310	$ 3,107,338
Interest bearing transaction accounts	6,444,194	6,222,818	6,188,859	6,137,708	6,187,503
Total non-time deposits	9,408,779	9,092,663	9,038,577	9,777,018	9,294,841
Time deposits	6,532,932	6,596,827	6,473,436	6,263,428	5,871,746
Brokered time deposits	441,012	401,564	283,199	488,713	688,741
Total deposits	16,382,723	16,091,054	15,795,212	16,529,159	15,855,328
Repurchase agreements	768,705	832,672	882,561	948,327	938,170
Federal funds purchased and other short-term borrowings	511,076	1,133,000	1,285,000	1,136,893	956,725
Long-term debt	3,071,260	2,522,273	2,278,391	2,296,326	2,106,998
Other liabilities	254,645	147,915	147,298	138,113	164,381
Total liabilities	20,988,409	20,726,914	20,388,462	21,048,818	20,021,602
Total shareholders' equity	2,084,438	2,057,335	2,024,101	1,962,015	1,946,936
Total Liabilities and Shareholders' Equity	$ 23,072,847	$ 22,784,249	$ 22,412,563	$ 23,010,833	$ 21,968,538
Common Shares Issued	156,662,992	156,258,708	156,196,005	156,013,266	155,788,685
Common Shares Outstanding	152,954,065	152,852,381	153,265,378	154,653,339	154,428,758

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

	Three Months Ended								
AVERAGE VOLUME AND RATES (unaudited)	March 31, 2007			December 31, 2006			March 31, 2006		
(Dollars in thousands)	Average Volume	Interest	Rate	Average Volume	Interest	Rate	Average Volume	Interest	Rate
Assets:									
Loans, excluding mortgage warehouse loans, net of unearned income (2)	$15,153,371	$289,572	7.74%	$15,210,508	$296,732	7.75%	$14,576,424	$264,653	7.35%
Mortgage warehouse loans	195,951	3,902	8.08%	252,583	5,069	7.96%	417,913	5,811	5.64%
Loans held for sale (2)	1,287,027	21,981	6.93%	1,460,508	25,390	6.90%	1,124,866	18,006	6.49%
Securities (2)	3,225,107	43,587	5.41%	3,169,289	41,103	5.19%	2,901,936	36,205	4.99%
Securities purchased under agreements to resell - MWL	639,052	11,023	7.00%	593,989	10,488	7.01%	606,062	9,477	6.34%
Securities purchased under agreements to resell - Other	419,444	6,941	6.68%	—	—	0.00%	—	—	0.00%
Other interest earning assets	97,005	1,171	4.90%	125,954	1,695	5.34%	76,871	840	4.43%
Total interest earning assets (1)	21,016,957	$378,177	7.28%	20,812,831	$380,477	7.27%	19,704,072	$334,992	6.87%
Nonearning assets (2)	2,032,481			1,920,659			1,813,076		
Total assets	$23,049,438			$22,733,490			$21,517,148		
Liabilities and Shareholders' Equity:									
Interest bearing non-time deposits	$ 6,313,784	$ 48,481	3.11%	$ 6,163,786	$ 49,059	3.16%	$ 6,036,232	$ 35,021	2.35%
Time deposits (2)	6,872,764	84,603	4.99%	6,889,267	84,038	4.84%	6,525,529	64,947	4.04%
Total interest bearing deposits	13,186,548	133,084	4.09%	13,053,053	133,097	4.05%	12,561,761	99,968	3.23%
Repurchase agreements	763,461	8,555	4.54%	852,918	9,827	4.57%	874,665	8,117	3.76%
Federal funds purchased and other short-term borrowings	1,164,191	15,277	5.32%	1,198,104	16,030	5.31%	650,394	7,270	4.53%
Long-term debt (2)	2,941,646	39,715	5.46%	2,526,515	36,730	5.78%	2,294,318	31,160	5.49%
Total interest bearing liabilities	18,055,846	$196,631	4.41%	17,630,590	$195,684	4.41%	16,381,138	$146,515	3.62%
Noninterest bearing demand deposits	2,780,374			2,886,424			3,033,596		
Other liabilities (2)	164,056			171,297			140,298		
Total liabilities	21,000,276			20,688,311			19,555,032		
Shareholders' equity	2,049,162			2,045,179			1,962,116		
Total liabilities and shareholders' equity	$23,049,438			$22,733,490			$21,517,148		
Rate differential			2.87%			2.86%			3.25%
Net yield on interest-earning assets on a tax equivalent basis		$181,546	3.48%		$184,793	3.53%		$188,477	3.86%
Taxable equivalent adjustments:									
Loans		(146)			(94)			(83)	
Securities		(570)			(231)			(234)	
Total taxable equivalent adjustments		$ (716)			$ (325)			$ (317)	

Net interest income		$180,830			$184,468			$188,160	
TOTAL AVERAGE DEPOSITS									
Total interest bearing deposits	$13,186,548	$133,084	4.09%	$13,053,053	$133,097	4.05%	$12,561,761	$ 99,968	3.23%
Noninterest bearing demand deposits	2,780,374	—	—	2,886,424	—	—	3,033,596	—	—
Total average deposits	$15,966,922	$133,084	3.38%	$15,939,477	$133,097	3.31%	$15,595,357	$ 99,968	2.60%

(1) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(2) Unrealized gains(losses) on available for sale securities, the adjustments for mark to market valuations on hedged assets and liabilities and accrued interest on instruments carried at fair value have been classified in either nonearning assets or other liabilities.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

ASSET QUALITY (unaudited)

RATIOS	March 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006	March 31, 2006
Period end:					
Allowance as a percent of net loans	1.16%	1.13%	1.14%	1.14%	1.14%
Total nonperforming assets as a percent of net loans and nonperforming assets	0.22%	0.16%	0.10%	0.18%	0.24%
Allowance as a percent of nonperforming assets	525%	695%	1120%	649%	468%
Allowance as a percent of nonperforming loans	601%	1247%	1366%	802%	519%
Net charge-offs as a percent of average net loans:					
Quarter to date (annualized)	0.06%	0.12%	0.06%	0.04%	0.26%
Year to date (annualized)	0.06%	0.12%	0.12%	0.15%	0.26%

NONPERFORMING ASSETS (Dollars in thousands)	March 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006	March 31, 2006
Nonaccrual loans	$28,721	$14,025	$12,765	$21,957	$33,287
Restructured loans	—	—	128	137	145
Total nonperforming loans	28,721	14,025	12,893	22,094	33,432
Other real estate owned	4,134	1,869	2,826	5,208	3,633
Loans held for sale	—	9,255	—	—	—
Total nonperforming assets	$32,855	$25,149	$15,719	$27,302	$37,065
Aggregate loans contractually past due 90 days for which interest is being accrued	$ 6,247	$ 8,138	$ 6,875	$ 8,608	$ 8,384
Total charge-offs	$ 3,542	$ 6,301	$ 6,809	$ 4,533	$13,136
Total recoveries	(1,347)	(1,634)	(4,337)	(3,090)	(3,375)
Net charge-offs:					
Quarter to date	$ 2,195	$ 4,667	$ 2,472	$ 1,443	$ 9,761
Year to date	$ 2,195	$18,343	$13,676	$11,204	$ 9,761

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

RECONCILIATION OF CERTAIN FINANCIAL MEASURES (unaudited)

RECONCILIATION OF CERTAIN FINANCIAL MEASURES
(Dollars in thousands)

Period end loan growth:

Loans, excluding mortgage warehouse loans at March 31, 2006	$14,845,657
Excluding:	
Residential real estate loans sold in 1st Qtr. 2007	(489,625)
Loans, excluding mortgage warehouse loans at March 31, 2006 as adjusted	$14,356,032
Organic loan growth	398,892
Loans, excluding mortgage warehouse loans at March 31, 2007	$14,754,924
Organic loan growth % change	3%

Average deposit growth:	1st Qtr. 2007	1st Qtr. 2006	% Change	4th Qtr. 2006	Annualized % Change
Average total deposits	$15,966,922	$15,595,357		$15,939,477	
Excluding:					
Brokered deposits	(401,432)	(799,393)		(437,414)	
Average total deposits as adjusted	$15,565,490	$14,795,964	5%	$15,502,063	2%

Period end mortgage warehouse assets under management:	Mar 31, 2007	Mar 31, 2006	% Change	Dec 31, 2006	% Change
Securities purchased under agreements to resell - MWL	$ 827,610	$ 578,743	43%	$ 605,937	37%
Loans held for sale	1,062,388	1,186,556	-10%	1,422,980	-25%
Mortgage warehouse loans	166,552	436,248	-62%	281,693	-41%
Total mortgage warehouse assets on balance sheet	2,056,550	2,201,547	-7%	2,310,610	-11%
Securitization of mortgage warehouse assets	2,000,000	1,500,000	33%	2,000,000	—
Total mortgage warehouse assets under management	$ 4,056,550	$ 3,701,547	10%	$ 4,310,610	-6%

Exhibit 99.2



CELEBRATING 25 YEARS

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COLONIAL BANCGROUP

**First Quarter 2007
Earnings Overview**

Forward Looking Statements



This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- deposit attrition, customer loss, or revenue loss in the ordinary course of business;
- increases in competitive pressure in the banking industry and from non-banks;
- costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;
- the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;
- changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;
- economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;
- natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;
- management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;
- the impact of recent and future federal and state regulatory changes;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- strategies to manage interest rate risk may yield results other than those anticipated;
- changes which may occur in the regulatory environment;
- a significant rate of inflation (deflation);
- acts of terrorism or war; and
- changes in the securities markets.

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.



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1Q07 Highlights



- ➢ **Quarterly Earnings Per Share of $0.43, up 2% over 1Q06**

- ➢ **Core Noninterest Income increased 11% over 1Q06**

- ➢ **Loans grew 3%[1] over 1Q06**

- ➢ **Period End Deposits grew 7% annualized over December 31, 2006 – Noninterest Bearing Deposits grew 13% annualized**

- ➢ **Excellent Credit Quality - Annualized Net Charge-Offs were 0.06% of average loans**

- ➢ **Allowance for loan losses increased to 1.16% of loans – 525% of nonperforming assets**

[1]Excluding Mortgage Warehouse Lending and sale of residential real estate loans



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Excellent Credit Quality



- **Credit Quality remains excellent**

- **No subprime products**

- **Annualized Net Charge-Off Ratio was 0.06% of average loans for the quarter compared to 0.26% for 1Q06 and 0.12% for 4Q06**

- **Increased the allowance for loan losses to 1.16% of total loans, compared to 1.13% at 12/31/06**

- **The allowance was 525% of nonperforming assets**







Summary of Loan Loss Experience
2003 – 1Q07

	1Q07	2006	2005	2004	2003
Reserve Ratio to Net Loans	1.16%	1.13%	1.15%	1.16%	1.20%
Reserve	$172,602	$174,850	$171,051	$148,802	$138,549
Coverage of Nonperforming Assets	525%	695%	536%	402%	184%
Net Charge-off Ratio to Average Loans	**0.06%**[1]	**0.12%**	**0.14%**	**0.19%**	**0.31%**
Net Charge-offs	$2,195	$18,343	$19,211	$23,598	$35,471
Years of Net Charge-offs in Reserve	19.66[1]	9.53	8.90	6.31	3.91
Nonperforming Assets	$32,855	$25,149	$31,931	$37,039	$75,440
Ratio of Nonperforming Assets to Net Loans	**0.22%**	0.16%	**0.21%**	**0.29%**	**0.65%**

[1]Annualized

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Construction Lending Strengths



➢ **Our portfolio is diversified by property type, location and borrower.**

➢ **We loan to builders and developers who have a substantial level of expertise within their markets, and they personally support the deal through their guarantees and financial strength.**

➢ **Our average builder/developer has been a long time customer with expertise in the industry. They have successfully been through real estate cycles in the past. It is evident that they are taking appropriate actions during this market cycle:**

- working through inventory
- slowing new starts
- requiring more presales
- diversifying into other areas of real estate







Construction Lending Strengths (continued)

Colonial BancGroup

- **In order to mitigate the risk of higher inventory levels, Colonial has focused on:**
  - high presale levels
  - equity
  - strong guarantor support
  - lower price points
  - market support (i.e., in Florida we target having a minimum of 75% pre-sales)
- **We closely monitor all inventory levels and project status**
- **Commercial real estate within our markets remains very strong and is projected to remain strong with solid occupancy and rental rates**
- **Thus far, any problems we have experienced have been isolated**

1-4 Family Residential Real Estate Portfolio



- ➤ **We do not offer subprime lending products**

- ➤ **We do not offer low document, stated income, "Option ARMs" or "Pick a Payment" products**

- ➤ **All ARM loans are underwritten with rate increases already factored in**

- ➤ **Our past dues and charge-offs within this portfolio remain very low and compare favorably to the industry**



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Loan Growth



- ➢ **Outstanding loans, excluding mortgage loans sold and mortgage warehouse, remained stable during the quarter**

- ➢ **The slow down in loan growth was due to:**
  - Loan demand within the residential sector has slowed as builders and developers have pulled back and adjusted to the market conditions.
  - In mid-2006, Colonial recognized a possible slowdown in the residential market. As a result, we have been very selective on all new loan requests.
  - Furthermore, our strategy is to exit problem relationships or potential problem relationships very quickly.
  - Liquidity in the market continues to be strong. We are experiencing large payoffs of loans as projects are sold or moved to the secondary market.

- ➢ **We expect slow loan growth throughout the remainder of 2007**

- ➢ **Colonial is focusing its efforts on growing the commercial real estate portfolio, C&I and commercial construction. We continue to finance strong residential development projects which have guarantor and market support.**



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Mortgage Warehouse Lending



- ➤ **$4.1 billion in assets under management at 3/31/07; $2 billion sold to third-party commercial paper conduits**

- ➤ **Mortgage Warehouse Lending customers are mortgage companies which originate primarily "A" paper**

- ➤ **Colonial is not the primary funding source of subprime originations**

- ➤ **Colonial manages the collateral files on substantially all outstandings**

- ➤ **Average FICO score on Colonial's collateral is approximately 700**

- ➤ **Investor requests to our customers to repurchase loans have not trended up**

- ➤ **Closely monitor aging on collateral**



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Consistent Earnings Per Share Growth

(diluted)





5 Year CAGR = 10%

2001 - 2006

$1.06   2001

19%

$1.26   2002

(8)%

$1.16   2003

13%

$1.31   2004

16%

$1.52   2005

13%

$1.72   2006

$0.42   1Q06

2%

$0.43   1Q07



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11







Net Interest Income

($ in millions)

3 Year CAGR = 15%

2003 - 2006

79%
$422
$455
$495
$567
$709
$755
8%
9%
15%
25%
6%
$188
$181
2001
2002
2003
2004
2005
2006
1Q06
1Q07

	2001	2002	2003	2004	2005	2006	1Q06	1Q07
Net Interest Margin	3.57%	3.55%	3.38%	3.52%	3.75%	3.71%	3.86%	3.48%

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Net Interest Income and Margin

($ in millions)



	Tax Equivalent NII	NIM
4Q06	$ 184.8	3.53%
Deposit Mix Change	(2.6)	-0.05%
Impact of Trust Preferred Redemption	0.4	0.01%
Spread Compression on Earning Assets	1.0	-0.01%
Day Count	(2.1)	-
1Q07	$ 181.5	3.48%



Net Interest Income Management



- **Interest rate risk position has been managed to a neutral position**

- **Sold $490 million of adjustable rate residential real estate loans (ARMs) on March 30 which yielded 6.04%**

- **Marked the following financial instruments to fair value on January 1, 2007 as a result of adopting SFAS 159:**
  - $1.2 billion of available for sale securities which yielded 4.78% - resulted in a reclassification of a $26 million after tax loss from accumulated other comprehensive income to retained earnings. The securities were sold in April at no additional gain or loss.
  - $383 million of debt which resulted in a cumulative effect adjustment (loss) of approximately $15 million, net of tax, which reduced shareholders' equity
    - Redeemed $70 million on February 2, 2007, interest rate of 8.92%
  - Changes in fair value during the first quarter resulted in a gain of $2 million
  - The adoption of SFAS 159 increases the Company's flexibility to manage its interest rate risk position and is expected to increase the Company's net interest income, net interest margin and earnings in 2007 and in future periods.

- **Continue to focus on increasing consumer and business checking accounts**



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Average Deposits

($ in millions)



3 Year CAGR = 19%

2003 - 2006

87%

$8,433 $8,734 $9,419 $10,862 $13,988 $15,788

4% 8% 15% 29% 13%

13% [1]

$15,595 $15,967

2%

5% [1]

2001 2002 2003 2004 2005 2006   1Q06 1Q07

[1]Excluding acquisitions, sale of branches, and brokered deposits



Noninterest Income

($ in millions)



	1Q07	4Q06	1Q06	% Change 4Q06	% Change 1Q06
Service charges on deposit accounts	$ 17.7	$ 18.9	$ 14.2	-6%	25%
Electronic banking	4.4	4.4	4.1	-	7%
Other retail banking fees	3.6	3.5	3.5	3%	3%
Retail Banking Fees	25.7	26.8	21.8	-4%	18%
Financial planning services	3.8	3.3	3.1	15%	22%
Mortgage banking	3.2	3.7	2.9	-14%	10%
Mortgage warehouse fees	6.9	6.9	6.3	-	10%
Bank-owned life insurance	4.9	3.8	3.9	29%	26%
Goldleaf income	-	-	1.2	-	-100%
Other income	1.7	4.9	2.3	-65%	-26%
Core Noninterest Income	46.2	49.4	41.5	-6%	11%
Gain on sale of residential real estate loans	3.9	-	-	100%	100%
Securities, derivatives and debt gains, net	3.0	0.4	4.2	650%	-28%
Gain on sale of Goldleaf	-	-	2.8	-	-100%
Total Noninterest Income	$ 53.1	$ 49.8	$ 48.5	7%	9%
Annualized Noninterest Income to Average Assets[1]	0.81%	0.86%	0.78%		
Noninterest Income to Total Revenue[1]	20.4%	21.1%	18.1%		

[1]Core noninterest income was used in the calculation



Retail Banking Fees

($ in millions)







Noninterest Expense



($ in millions)

	1Q07	4Q06	1Q06	% Change 4Q06	% Change 1Q06
Salaries and employee benefits	$ 69.6	$ 67.4	$ 68.8	3%	1%
Severance expense	3.0	0.4	-	650%	100%
Occupancy expense of bank premises, net	18.5	18.2	15.5	2%	19%
Furniture and equipment expense	13.1	13.0	11.4	1%	15%
Professional services	4.8	5.4	4.4	-11%	9%
Amortization of intangibles	3.1	3.1	3.1	-	-
Advertising	2.2	2.5	2.9	-12%	-24%
Communications	3.0	2.9	2.6	3%	15%
Electronic banking expense	1.7	1.7	1.3	-	31%
Merger related expense	0.4	-	-	100%	100%
Operating supplies	1.0	1.2	1.4	-17%	-29%
Other expense	13.3	14.7	14.5	-10%	-8%
Total Noninterest Expense	$ 133.7	$130.5	$125.9	2%	6%
Efficiency Ratio[1]	57.39%	55.55%	54.73%		
Annualized Noninterest Expense to Average Assets[1]	2.27%	2.29%	2.34%		

[1]Core noninterest (see components of core noninterest income on noninterest income slide) and total noninterest expense excluding severance are used in the calculation



Summary



➤ **Solid Earnings Per Share of $0.43, up 2% over 1Q06**

➤ **Excellent Credit Quality**

➤ **Strong Fee Income growth and effective expense management**

➤ **Increased dividend to $0.1875 per quarter - $0.75 estimate for 2007**

➤ *Forbes* **Platinum 400 List of Best Large Companies in America**

Solid Dividend Growth



17 YEARS OF INCREASED DIVIDENDS

Dividends per year:
- '90: $.15
- '91: $.16
- '92: $.17
- '93: $.18
- '94: $.20
- '95: $.22
- '96: $.27
- '97: $.30
- '98: $.34
- '99: $.38
- '00: $.44
- '01: $.48
- '02: $.52
- '03: $.56
- '04: $.58
- '05: $.61
- '06: $.68
- '07: $.75*

10%

*Estimated





Supplemental Information



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Summary Income Statement



($ in millions)

	1Q07	4Q06	1Q06	% Change 4Q06	% Change 1Q06
Net interest income	$ 180.8	$ 184.5	$ 188.2	-2%	-4%
Core noninterest income	46.2	49.4	41.5	-6%	11%
Total Revenue	227.0	233.9	229.7	-3%	-1%
Provision for loan losses	2.2	3.4	12.3	-35%	-82%
Gain on sale of residential real estate loans	3.9	-	-	100%	100%
Securities, derivatives and debt gains, net	3.0	0.4	4.2	650%	-28%
Gain on sale of Goldleaf	-	-	2.8	-	-100%
Noninterest expense, excluding severance	130.7	130.1	125.9	-	4%
Severance expense	3.0	0.4	-	650%	100%
Pretax Income	98.0	100.4	98.5	-2%	-1%
Income tax expense	32.7	34.1	33.5	-4%	-2%
Net Income	$ 65.3	$ 66.3	$ 65.0	-2%	-
Earnings Per Share - Diluted	$ 0.43	$ 0.43	$ 0.42		
Weighted Average Shares Outstanding - Diluted	153,450	153,580	155,183		



Average Balance Sheet

($ in millions)



	1Q07	4Q06	1Q06	% Change 4Q06	% Change 1Q06
Earning Assets	$ 21,017	$ 20,813	$ 19,704	1%	7%
Loans, excluding MWL	**15,153**	**15,211**	**14,576**	-	**4%**
MWL Assets [1]	**2,084**	**2,269**	**2,117**	**-8%**	**-2%**
MWL Managed Assets [2]	4,079	4,269	3,617	-4%	13%
Securities	3,225	3,169	2,902	2%	11%
Total Assets	23,049	22,733	21,517	1%	7%
Assets Under Management	**25,044**	**24,733**	**23,017**	**1%**	**9%**
Total Deposits	**15,967**	**15,939**	**15,595**	-	**2%**
Noninterest Bearing Deposits	2,780	2,886	3,034	-4%	-8%
Interest Bearing Transaction Accounts	6,314	6,164	6,036	**2%**	5%
Time Deposits	6,873	6,889	6,525	-	5%
Shareholders' Equity	**2,049**	**2,045**	**1,962**	-	**4%**

[1]Includes loans, loans held for sale and securities purchased under agreements to resell
[2]Includes MWL assets and assets securitized



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23

In the Right Places



➢ **72%[1] of Colonial's Deposits are in four states where the population is expected to grow twice as fast as the rest of the U.S.* - Florida, Georgia, Nevada and Texas**

➢ **Branches, Assets and Deposits by State at 3/31/07 are as follows:**

308 Branches

AL 91
GA 18
NV 15
TX 14
FL 170

$23.1 Billion in Assets

AL 19%
GA 6%
TX 6%
NV 4%
Corp 9%
FL 56%

$16.4 Billion in Deposits

AL 25%
GA 5%
TX 4%
NV 5%
Corp 3%
FL 58%

[1]At 3/31/07
*Projected Population change from 2006-2011
Source: US Census Bureau

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Superior Projected Population Growth



	2006 - 2011 Population Growth	
Colonial BancGroup, Inc.	**11.92**	**%**
SunTrust Banks, Inc.	10.50	
South Financial Group, Inc.	9.90	
Compass Bancshares, Inc.	9.88	
Synovus Financial Corp.	8.99	
Wachovia Corporation	8.61	
BB&T Corporation	7.94	
Whitney Holding Corporation	7.38	
Bank of America Corporation	6.79	
Regions Financial Corporation	6.69	
Trustmark Corporation	5.21	
BancorpSouth, Inc.	4.80	
First Horizon National Corporation	4.42	
Fifth Third Bancorp	4.30	
Median	**7.66**	**%**
Low	**4.30**	
High	**11.92**	

Source: SNL Financial.

Deposit data as of 6/30/06.

Population growth deposit weighted by county.



NPAs Consistently Below Industry

(as originally reported)



4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
All FDIC Insured Commercial Banks
Colonial BancGroup
1.17%
1.25%
0.85%
0.78%
0.84%
0.71%
0.60%
0.55%
0.54%
0.64%
0.78%
0.65%
0.29%
0.21%
0.16%
0.22%
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
3/31/07

CNB LISTED NYSE

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Net Charge-Offs/Average Loans

(as originally reported)



Legend:
- All FDIC Insured Commercial Banks (red)
- Southern Regionals* (yellow)
- Colonial BancGroup (blue line)

Low Loss Ratio

Colonial BancGroup values:
- '91: 0.49%
- '92: 0.47%
- '93: 0.33%
- '94: 0.09%
- '95: 0.13%
- '96: 0.18%
- '97: 0.23%
- '98: 0.26%
- '99: 0.21%
- '00: 0.21%
- '01: 0.28%
- '02: 0.29%
- '03: 0.31%
- '04: 0.19%
- '05: 0.14%
- '06: 0.12%
- 3/31/07: 0.06%[1]

Y-axis: 0.00%, 0.20%, 0.40%, 0.60%, 0.80%, 1.00%, 1.20%, 1.40%, 1.60%

X-axis: '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 3/31/07

[1]Annualized
*Source: KBW